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 **NYU Langone Health**

 **Campbell University**

Arash Dabestani · 3rd
NYU Langone Health
New York, New York · 500+ connections · **Contact info**

Experience



Senior Director of Pharmacy
NYU Langone Health
Oct 2012 – Present · 7 yrs 3 mos
New York, NY



Associate Director of Pharmacy
Stanford Health Care
May 2008 – Oct 2012 · 4 yrs 6 mos

Education



Campbell University
1991 – 1995



University of North Carolina at Charlotte
MHA, HR, Marketing, Health Administration

CCS

Show 1 more education ⌄

Skills & Endorsements

Hospitals · 99+

 Endorsed by **Fred Pane, FASHP, FABC and 22** others who are highly skilled at this

 Endorsed by **8 of Arash's colleagues at NYU Langone Health**

Healthcare · 99+

 Endorsed by **Fred Pane, FASHP, FABC and 23** others who are highly skilled at this

 Endorsed by **7 of Arash's colleagues at NYU Langone Health**

Pharmacy · 99+

Barbara Young and 99 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (3)**



Mike Golebiowski
Vice President Marketing at
B. Braun Medical
November 15, 2012, Arash
worked with Mike in different
groups

I've worked with Mike for nearly 10 years now. He is one of the most knowledgable health care individuals in the industry. He is a true visionary who provides solutions for inpatient pharmacy operations.



Shelton McBride, R.Ph.
Chief Optimization Officer
at Project Rx, Inc.
December 19, 2010, Shelton
worked with Arash in the same
group

Shelton is one of the most personable leaders I have worked with. He has a unique capability to clearly see the large picture. In his interaction with his co-workers and reports, he is always respectful and values their opinion, however; he is not afraid to make unpopular decisions. Shelton is quite adept in c... **See more**

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Interests



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